

Boart Longyear Limited

Corporate Office

2640 West 1700 South, Salt Lake City
PO Box 27314, Salt Lake City, Utah 84127, USA
801 972-6430 • Fax: +1 801 977-3374
nfo@boartlongyear.com
artlongyear.com



08004717

082-35090

29 August 2008

Sent Via Overnight Courier

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Submission Pursuant to Rule 12g3-2(b)(1)(iii)

Dear Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, Boart Longyear Limited (the "Company") hereby furnishes to the Securities and Exchange Commission a copy of the following announcements: (1) 2008 Half-Year Results Briefing Webcast, submitted on August 15, 2008; (2) Appendix 4D, Half Yearly Reports and Accounts, submitted on August 26, 2008; (3) First Half results Announcement, submitted on August 26, 2008; and (4) Analyst Presentation – Half year, submitted on August 26, 2008. These announcements were submitted by the Company to the Australian Securities and Investments Commission and distributed by the Company to its security holders on the dates referenced above.

Please acknowledge receipt of the enclosed materials by file-stamping an enclosed copy of this letter and returning it to the undersigned in the envelope provided. If you have any questions regarding this submission, please contact the undersigned at (801) 954-2492.

Very truly yours,

Fabrizio Rasetti
Senior Vice President and General Counsel

Enclosures

BOART LONGYEAR

OUR DIFFERENCES CREATE VALUE






INVESTOR RELATIONS CIRCULAR H12008

Boart Longyear Limited will release its 2008 half year results to the Australian Securities Exchange at 9:00am [AEST] on the morning of Tuesday 26 August 2008. The results will be presented via WEBCAST by Paul Brunner (CEO), Craig Kipp (President & COO) and Don Newman (Interim CFO).

2008 Half Year Results Briefing

Date: **Tuesday, 26 August 2008**

Time: **0900 AEST** (Australian Eastern Standard Time)

Webcast Link:

The following Audio Webcast link will open directly in your internet explorer allowing you to view the webcast with sound http://www.thomson-webcast.net/au/dispatching/?event_id=c6f28efad49720cd54478ea49ec09c76&portal_id=264583cf9b69415d30a1e3306ac3675b

Link to World time conversion to Sydney Australia 9:00 am 26 August 2008:
http://www.timeanddate.com/worldclock/fixedtime.html?day=26&month=8&year=2008&hour=9&min=0&sec=0&p1=240

Links to Presentation:
http://www.asx.com.au/asx/research/CompanyInfoSearchResults.jsp?searchBy=asxCode&allinfo=on&asxCode=BLY&companyName=&principalActivity=&industryGroup=NO
OR http://www.boartlongyear.com/web/guest/investors

Important Webcast Information

It is recommended a test log on takes place prior to the announcement if you have any difficulties, please refer to Online Help or "on line assistance" bottom right hand side of webcast page

- To access the webcast you need to disable pop-up blockers you may have installed as well as have ActiveX enabled and Windows Media Player installed on your PC (Versions 6.4, 7.1, 9x or preferably v10 or v11).
- Webcast technical enquiries are available by email at: tf.webcasthelp-aus@thomson.com or by phone at +61 (0) 2 9016 314

The Half Year Results Presentation will be available just prior to the webcast at the ASX or Boart Longyear web links above.

The archived webcast will be available from the Boart Longyear website within four hours of the announcement.

This email has been sent to you as a member of the IR Mailing List. Should you no longer wish to subscribe please email UNSUBSCRIBE.

Kind Regards,

Investor Relations


ir@boartlongyear.com

BOART LONGYEAR LIMITED

A.B.N. 49 123 052 728

HALF-YEAR FINANCIAL REPORT

AND

APPENDIX 4D

FOR THE PERIOD ENDED 30 JUNE 2008

CONTENTS

Half-Year Financial Report
30 June 2008

Name of entity:	**BOART LONGYEAR LIMITED**
ABN or equivalent company reference:	**49 123 052 728**
Half year ended ('current period'):	**30 June 2008**
Half year ended ('previous corresponding period'):	**30 June 2007**

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	Half-year ended 30 June			
	2008 US$'000	2007 US$'000	$ change	% change
Revenue from ordinary activities	985,216	749,985	235,231	31.4%
Net profit from ordinary activities after tax attributable to members	111,740	17,350	94,390	544.0%
Net profit after tax attributable to members	111,740	17,350	94,390	544.0%

Brief explanation of any figures reported above:

Refer to the Directors' Report

Dividends per ordinary share paid or to be paid

	30 June 2008	30 June 2007
Dividends per ordinary share Interim dividend	2.3 cents	N/A

Final dividends for the financial year ended 31 December provided for and paid during the interim period Final dividend	1.5 cents	N/A

Our interim and final ordinary dividends are franked at 35%.

Our interim ordinary dividend in respect of the half-year ended 30 June 2008 will have a record date of 18 September 2008 with payment to be made on 16 October 2008.

Our final ordinary dividend in respect of the financial year ended 31 December 2007 was provided for and paid during the interim period. The final ordinary dividend had a record date of 20 March 2008 and payment was made on 18 April 2008.

Net Tangible Assets per share:

Current period:	2.46 cents
Previous corresponding period:	(9.31) cents

DIRECTORS' REPORT

The directors present their report together with the financial report of Boart Longyear Limited ("Boart Longyear" or the "Company") and its controlled entities (collectively the "Group" or the "Consolidated Entity") for the half-year ended 30 June 2008.

Financial results and information contained herein are presented in United States ("US") dollars unless otherwise noted.

DIRECTORS

The directors of the Company in office during the half-year and until the date of this report are set out below:

Name
Graham Bradley
Bruce Brook
Paul Brunner
Geoffrey Handley
David McLemore
Peter St George

Craig Kipp Appointed 24 June 2008

PRINCIPAL ACTIVITIES

The Company is an integrated provider of drilling services and drilling products for customers in the mining and minerals, environmental and infrastructure, and energy industries. The Group conducts these activities through two operating divisions, known as the Global Drilling Services and Global Products divisions.

The Global Drilling Services division operates in over 40 countries. It provides services to a diverse customer base and offers a broad range of drilling technologies, including diamond core drilling, rotary drilling and sonic drilling, to suit its customers' requirements.

The Global Products division manufactures and sells capital equipment and consumables to customers in the drilling services industry globally. These products include rigs, coring tools and percussive tools.

REVIEW OF OPERATIONS

Financial performance

Total revenue for the half-year was $985.2 million, an increase of 31.4% over the prior period. Of the $235.2 million period-on-period increase in revenue, $63 million was due to foreign currency translation arising from the ongoing weakness of the US dollar. The results include revenues attributable to the Australian and South African mining capital equipment businesses that were divested in 2007 and earlier this year. After allowing for the impact of these divestments, the underlying revenue growth for the half year was 36% on a like for like basis.

The Global Drilling Services generated revenue of $649.4 million, up 41.3% on the same period last year. Of the total growth of $189 million, $168 million was derived organically and $21 million is attributable to the acquisitions made in 2007 and the first half of 2008. Demand for minerals drilling has continued to be strong globally; with double-digit growth experienced in every region. The USA business has a much higher proportion of revenue derived from non-mining environmental drilling services, and experienced lower growth in 2007, partly impacted by the slowdown in the US economy.

Products generated revenue of $335.8 million, up 15.7% on the same period last year. Removing the impact of the mining capital equipment businesses that were divested, underlying revenue growth for the half year on a like for like basis was 26.7%. The underlying revenue growth of $70 million is attributable to volume growth of $34 million, real price increases of $15 million and $21 million to the positive impact of currency movements.

Net profit after tax for the first half of the year was $111.7 million, up $95 million when compared to the results for the first half of 2007. This improvement reflects the growth in the businesses and lower finance costs after the IPO in April 2007. Net finance costs were $18 million, a decrease of $63 million compared to the same period last year.

The Group's effective tax rate of 32.0% is the expected annual rate for 2008.

Earnings per share in the first half of 2008 were 7.44 cents on a basic basis and 7.43 cents on a diluted basis, compared to 1.17 cents on a basic and diluted basis for the same period in 2007.

Dividends

On 26 August 2008, the directors of the Company declared a dividend of US 2.3 cents on each of the issued ordinary shares of the Company. The dividend will be payable on 16 October 2008 to shareholders of record on 18 September 2008. This dividend equates to 31% of consolidated profit after tax for the half-year ended 30 June 2008. The dividend will be 35% franked.

Acquisitions

During the half-year, the Group completed the acquisitions of Britton Brothers Diamond Drilling, located in Mexico and Canada, and Aqua Drilling and Grouting Pty Ltd, located in Australia.

Disposals

During the half-year, the Group completed the sale of the Mining Capital Equipment division in South Africa. In addition, there is a contract to sell the Group's Diamond Wire business in South Africa which transaction was approved by the South African Competition Commission on 13 August 2008 and is expected to be completed on 29 August 2008.

Subsequent acquisition

On 1 July 2008, the Group completed the acquisition of Westrod Engineering Unit Trust, located in Western Australia.

Future Developments

Due to the ongoing strength in world commodity markets Boart Longyear remains on track to deliver its forecasts for its Drilling Services and Products business units for the 2008 financial year, assuming no significant change in exchange rates through the end of the year.

The Company's focus remains on identifying accretive opportunities in minerals exploration drilling and products and on expanding the Group's US environmental and infrastructure business globally. In addition, operational improvements and new product development always remain important areas of focus for the Group.

Events After the Balance Sheet Date

Other than the matters discussed above, there has been no matter or circumstance that has arisen since the end of the half-year that has significantly affected, or may significantly affect, the operations of the Group, its results, or its operations or results in future financial years.

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's independence declaration is included on page 7 of this half-year financial report.

ROUNDING OF AMOUNTS

Boart Longyear Limited is a company of a kind referred to in Class Order 98/100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amounts in the Directors' Report and the Financial Report are presented in US dollars and have been rounded off to the nearest thousand dollars in accordance with that Class Order, unless otherwise indicated.

Signed in accordance with a resolution of the directors.

On behalf of the Directors

Graham Bradley
Chairman

Sydney, 26 August 2008

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

The Directors
Boart Longyear Limited
919 – 929 Marion Road
Mitchell Park SA 5043
Australia

26 August 2008

Dear Directors

Auditor's Independence Declaration to Boart Longyear Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Boart Longyear Limited.

As lead audit partner for the review of the consolidated financial statements of Boart Longyear Limited for the half-year ended 30 June 2008, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Rod Smith
Partner
Chartered Accountants

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Grosvenor Place
225 George Street
Sydney NSW 2000
PO Box N250 Grosvenor Place
Sydney NSW 1220 Australia

DX 10307SSE
Tel: +61 (0) 2 9322 7000
Fax: +61 (0) 2 9322 7001
www.deloitte.com.au

Independent Auditor's Review Report to the members of Boart Longyear Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Boart Longyear Limited, which comprises the balance sheet as at 30 June 2008, and the income statement, cash flow statement, statement of recognised income and expense for the half-year ended on that date, selected explanatory notes and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the end of the half-year or from time to time during the half-year as set out on pages 10 to 25.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of Boart Longyear Limited's financial position as at 30 June 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Boart Longyear Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Deloitte.

Auditor's Independence Declaration

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001*.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Boart Longyear Limited is not in accordance with the *Corporations Act 2001*, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 June 2008 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Rod Smith
Partner
Chartered Accountants
Sydney, 26 August 2008

DIRECTORS' DECLARATION

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity.

Signed in accordance with a resolution of the directors, made pursuant to section 303(5) of the Corporations Act 2001.

Graham Bradley
Chairman

Sydney, 26 August 2008

Condensed Consolidated Income Statement

For the half-year ended 30 June 2008

	Note	Consolidated Half-year ended 30 June 2008 US$'000	Half-year ended 30 June 2007 US$'000
Continuing operations			
Revenue		985,216	749,985
Cost of goods sold		(643,004)	(504,144)
Gross margin		342,212	245,841
Other Income	3	11,769	13,713
General and administrative expenses		(82,657)	(73,412)
Selling and marketing expenses		(86,276)	(72,782)
Other expenses	4	(2,285)	(2,902)
Operating profit		182,763	110,458
Interest income		969	2,247
Finance costs	5	(19,408)	(83,264)
Profit before taxation		164,324	29,441
Income tax expense	6	(52,584)	(12,091)
Profit for the period		111,740	17,350
Earnings per share:			
Basic earnings per share		7.44 cents	1.17 cents
Diluted earnings per share		7.43 cents	1.17 cents

See accompanying notes to the condensed consolidated financial statements.

Condensed Consolidated Balance Sheet

As at 30 June 2008

	Note	Consolidated 30 June 2008 US$'000	31 December 2007 US$'000
Current assets			
Cash and cash equivalents		48,973	87,548
Trade and other receivables		323,384	243,212
Inventories		211,326	176,265
Other financial assets		93	604
Current tax receivable		4,569	9,918
Prepaid expenses		52,146	32,975
		640,491	550,522
Assets classified as held for sale	8	2,925	16,067
Total current assets		643,416	566,589
Non-current assets			
Property, plant and equipment		411,441	358,360
Goodwill	14	258,699	206,186
Other intangible assets		32,668	29,478
Deferred tax assets		34,612	31,391
Other financial assets		943	-
Other assets		-	544
Defined benefit plan asset		16,590	19,797
Total non-current assets		754,953	645,756
Total assets		1,398,369	1,212,345
Current liabilities			
Trade and other payables		255,360	244,685
Provisions	9	21,348	14,318
Current tax payable		37,055	25,323
Loans and borrowings		5,275	6,543
		319,038	290,869
Liabilities directly associated with non-current assets classified as held for sale		-	8,370
Total current liabilities		319,038	299,239
Non-current liabilities			
Trade and other payables		100	200
Loans and borrowings		708,149	650,170
Other financial liabilities		12,208	12,985
Deferred tax liabilities		7,620	7,632
Provisions	9	22,886	22,479
Total non-current liabilities		750,963	693,466
Total liabilities		1,070,001	992,705
Net assets		**328,368**	**219,640**
Equity			
Issued capital	10	479,673	479,673
Reserves	11	45,280	22,534
Other equity	12	(141,539)	(141,539)
Accumulated losses	13	(55,046)	(141,028)
Total equity		**328,368**	**219,640**

See accompanying notes to the condensed consolidated financial statements.

Condensed Consolidated Statement of Recognised Income and Expense

For the half-year ended 30 June 2008

	Note	Consolidated	
		Half-year ended 30 June 2008 US$'000	Half-year ended 30 June 2007 US$'000
Gains on cash flow hedges recorded in equity		3,489	2,653
Exchange differences arising on translation of foreign operations	11	21,539	6,567
Actuarial gains (losses) related to defined benefit plans		(2,515)	9,860
Income tax on income and expense recognised directly through equity		(972)	(5,605)
Net income recognised directly in equity		21,541	13,475
Transfer to profit or loss on cash flow hedges	5	(2,712)	1,176
Profit for the period		111,740	17,350
Total recognised income and expense for the period		130,569	32,001

See accompanying notes to the condensed consolidated financial statements.

Condensed Consolidated Cash Flow Statement

For the half-year ended 30 June 2008

	Note	Consolidated	
		Half-year ended 30 June 2008 US$'000	Half-year ended 30 June 2007 US$'000
Cash flows from operating activities			
Profit for the year		111,740	17,350
Adjustments provided by operating activities:			
Income tax expense recognised in profit		52,584	12,091
Finance costs recognised in profit	5	19,408	83,264
Investment revenue recognised in profit		(969)	(2,247)
Loss on sale or disposal of non-current assets		223	629
Gain on disposal of business	3	(9,409)	-
Depreciation and amortisation		40,682	29,372
Foreign exchange gain		(407)	(8,842)
Share-based compensation		703	328
Non-operating expenses		-	3,442
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:			
(Increase) decrease in assets:			
Trade and other receivables		(68,965)	(23,191)
Inventories		(37,321)	(19,108)
Other assets		(19,387)	4,291
Increase (decrease) in liabilities:			
Trade and other payables		8,543	(2,994)
Provisions		8,095	(14,847)
Cash generated from operations		105,520	79,538
Interest paid		(18,564)	(15,834)
Interest received		969	2,247
Income taxes paid		(42,554)	(30,121)
Net cash flows provided by operating activities		45,371	35,830

See accompanying notes to the condensed consolidated financial statements.

Condensed Consolidated Cash Flow Statement (continued)

For the half-year ended 30 June 2008

	Note	Consolidated Half-year ended 30 June 2008 US$'000	Half-year ended 30 June 2007 US$'000
Cash flows from investing activities			
Purchase of property, plant and equipment		(82,900)	(67,044)
Proceeds from sale of property, plant and equipment		1,474	5,337
Development costs paid		(1,548)	-
Payments for acquisitions of businesses	14	(45,132)	(116,296)
Proceeds on disposal of subsidiary, net of cash disposed	15	16,375	-
Proceeds from settlement of derivative instruments		-	1,762
Net cash flows used in investing activities		(111,731)	(176,241)
Cash flows from financing activities			
Proceeds from issuance of shares		-	1,923,452
Payments for share issuance costs		-	(76,025)
Proceeds from borrowings		122,908	1,016,955
Payments for debt issuance costs		(24)	(16,811)
Interest and other costs of finance related to pre-IPO debt structure		-	(37,332)
Repayment of borrowings		(70,539)	(1,622,598)
Dividends paid	7	(22,543)	-
Payment to redeemable note holders		-	(1,030,829)
Net cash flows provided by financing activities		29,802	156,812
Net increase (decrease) in cash and cash equivalents		(36,558)	16,401
Cash and cash equivalents at the beginning of the period		87,548	26,547
Effects of exchange rate changes on the balance of cash held in foreign currencies		(2,017)	374
Cash and cash equivalents at the end of the period		48,973	43,322

See accompanying notes to the condensed consolidated financial statements.

Notes to the Condensed Consolidated Financial Statements

1. SUMMARY OF ACCOUNTING POLICIES

Statement of compliance

The half-year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001 and AASB 134 'Interim Financial Reporting' ("AASB 134"). Compliance with AASB 134 ensures compliance with International Accounting Standard 34 'Interim Financial Reporting' ("IAS 34"). The half-year financial report does not include notes of the type normally included in an annual financial report, but additional notes have been included where such notes are deemed relevant to the understanding of the half-year financial report and should be read in conjunction with the most recent annual financial report.

Except where indicated otherwise, all amounts are presented in United States dollars.

Basis of preparation

The condensed consolidated financial statements have been prepared on a historical cost basis, except for the revaluation of certain financial instruments. Cost is based on the fair values of the consideration given in exchange for assets.

The Company is a company of a kind referred to in ASIC Class Order 98/100, dated 10 July 1998, and in accordance with that Class Order amounts in the Directors' Report and the half-year financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the Company's 2007 annual financial report for the financial year ended 31 December 2007, other than as detailed below.

Adoption of new and revised Accounting Standards

The Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for the current reporting period. These Standards and Interpretations include:

- AASB 2007-4 'Amendments to Australian Accounting Standards Arising from ED 151 and Other Amendments'. The adoption of this Standard did not change any of the amounts recognised in the financial statements but did change the format of the Cash Flows Statement from the direct method to the indirect method.

- AASB Interpretation 11 AASB 2 'Group and Treasury Share Transactions' and AASB 2007 – 1 'Amendments to Australian Accounting Standards arising from AASB Interpretation 11'. The adoption of this Interpretation did not have a significant impact on the Group's financial results or balance sheet.

Recently issued accounting standards to be applied in future reporting periods

The accounting standards and AASB Interpretations that will be applicable to the Group in future reporting periods that were not included in the most recent annual financial report are detailed below. Apart from these standards and interpretations, management has considered other accounting standards that will be applicable in future periods, however they have been considered insignificant to the Group.

- AASB 3 'Business Combinations (2008)', AASB 127 'Consolidated and Separate Financial Statements and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127 are effective for annual reporting periods commencing on or after 1 July 2009. These standards alter the manner in which business combinations and changes in ownership interests in subsidiaries are accounted for. There are also consequential amendments to other standards affected through AASB 2008-2, most notably AASB 128 Investments in Associates and AASB 131 Interests in Joint Ventures. Management has not yet assessed the impact of these standards.

Notes to the Condensed Consolidated Financial Statements

1. SUMMARY OF ACCOUNTING POLICIES (continued)

- AASB 2008-4 'Amendments to Australian Accounting Standard – Key Management Personnel Disclosures by Disclosing Entities' is effective for annual reporting periods ending on or after 30 June 2008. This amends AASB 124 'Related Party Disclosures' to exclude disclosing entities that are companies from the application of certain paragraphs in the standard (dealing with certain key management personnel disclosures), as the requirements for these entities are now incorporated into the Corporations Act, 2001.

2. SEGMENT REPORTING

The Group has two business segments – Global Drilling Services and Global Products – which provide services and products to mining companies, energy companies (coal, oil, gas and geothermal), water utilities, environmental and geotechnical engineering firms, government agencies and other mining services companies.

These business segments are the basis for which the Group reports its primary segment information.

	Consolidated Half-Year 30 June 2008	
	Revenue US$'000	Profit / (loss) US$'000
Global Drilling Services	649,424	128,094
Global Products	335,792	78,504
	985,216	206,598
Unallocated		(23,835)
Finance costs		(19,408)
Interest income		969
Profit before taxation		164,324
Income tax expense		(52,584)
Profit for the period		111,740

	Consolidated Half-Year 30 June 2007	
	Revenue US$'000	Profit / (loss) US$'000
Global Drilling Services	459,711	87,464
Global Products	290,274	46,687
	749,985	134,151
Unallocated		(23,693)
Finance costs		(83,264)
Interest income		2,247
Profit before taxation		29,441
Income tax expense		(12,091)
Profit for the period		17,350

Included in the "Unallocated" category above are corporate selling and marketing expenses; general and administrative expenses; other income; and other expenses.

Notes to the Condensed Consolidated Financial Statements

3. OTHER INCOME

During the half-year ended 30 June 2008 and 30 June 2007, other income consisted of:

	Consolidated	
	2008 US$'000	2007 US$'000
Gain on foreign currency translation	105	12,494
Gain on disposal of subsidiary	9,409	-
Other income, net	2,255	1,219
	11,769	13,713

The majority of the gain on foreign currency translation during the half-year ended 30 June 2007 relates to foreign currency movement on intercompany loan balances that were ultimately settled and a US dollar denominated loan held by a Canadian that was hedged subsequent to 30 June 2007.

4. OTHER EXPENSES

During the half-year ended 30 June 2008 and 30 June 2007, other expenses consisted of:

	Consolidated	
	2008 US$'000	2007 US$'000
Amortisation of other intangible assets	1,373	1,436
Restructuring expense	689	837
Loss on sale of property, plant and equipment	223	629
Gain arising on derivatives in a designated fair value hedge accounting relationship	(1,796)	-
Loss arising on adjustment to hedged item in a designated fair value hedge accounting relationship	1,796	-
	2,285	2,902

5. FINANCE COSTS

During the half-year ended 30 June 2008 and 30 June 2007, finance costs consisted of:

	Consolidated	
	2008 US$'000	2007 US$'000
Interest on bank overdrafts and loans	15,549	51,972
Interest rate swap (income) expense	2,712	(1,176)
Amortisation of debt issuance costs	830	26,338
Debt early termination costs	-	5,600
Interest on obligations under finance leases	317	443
Total interest expense	19,408	83,177
Loss arising on derivatives in a designated cash flow hedge accounting relationship	-	87
Total finance costs:	19,408	83,264

In the prior year, interest paid prior to the IPO was included in the cash flow statement as a financing activity. Interest paid after the IPO was included in the cash flow statement as an operating activity.

6. INCOME TAX EXPENSE

The Group anticipates the effective tax rate for the half-year ended 30 June 2008 to be 32.0%. This is in comparison to the 41.1% rate that was reported for the half-year ended 30 June 2007. The drop in the rate can be attributed to the 2007 group restructuring and an increased proportion of income earned in lower tax rate jurisdictions.

7. DIVIDENDS

	Half-Year ended 30 June 2008	
	Cents per share	Total US$'000
Fully paid ordinary shares		
Final dividend	1.5	22,543

In addition to the above dividends, on 26 August 2008, the directors determined to pay an interim dividend of 2.3 cents (total of $34,565,000) on each of the issued ordinary shares of the Company. The dividend will be payable on 16 October 2008 to shareholders of record on 18 September 2008. This dividend equates to 31% of consolidated net profit after tax for the half-year ended 30 June 2008. The dividend will be 35% franked and has not been included as a liability in these financial statements.

There were no dividends declared or paid in the period ended 30 June 2007.

8. ASSETS CLASSIFIED AS HELD FOR SALE

The Group holds assets directly associated with its Diamond Wire business in South Africa, which is subject to a sale agreement and is pending completion. The impending disposal of this business is consistent with the Group's long-term policy to focus its activities on higher-return, core business opportunities. This division is not considered a core business and earned lower returns than the core business lines.

The Group has not recognised any impairment losses on reclassification of these operations to assets held for sale. This division has been classified and accounted for at 30 June 2008 as a disposal group held for sale.

9. PROVISIONS

The current provisions balances as at 30 June 2008 and 31 December 2007 are as follows:

	Consolidated	
	30 June 2008 US$'000	31 December 2007 US$'000
Employee benefits	14,387	10,712
Warranty	3,682	1,665
Restructuring and termination costs	3,279	1,941
Current provisions	21,348	14,318

The non-current provisions balances as at 30 June 2008 and 31 December 2007 are as follows:

	Consolidated	
	30 June 2008 US$'000	31 December 2007 US$'000
Pension and post-retirement benefits	20,413	20,584
Employee benefits	2,473	1,895
Non-current provisions	22,886	22,479

10. ISSUED CAPITAL

Pursuant to its Initial Public Offering ("IPO") in April 2007 on the Australian Securities Exchange, Boart Longyear Limited issued 1,269,158,552 ordinary shares. An additional 216,091,448 ordinary shares were issued to redeem exchangeable notes and an additional 17,595,513 ordinary shares were issued to previous shareholders of Resources Services Holdco, Inc. (RSHI) to repurchase RSHI shares surrendered.

There have been no shares issued during the half-year ended June 30, 2008.

As the acquisition of RSHI by Boart Longyear Limited was accounted for as a reverse acquisition, the amount recognised for the newly issued equity was equal to the value of the issued equity of RSHI prior to the combination. The difference between the value of the issued equity of RSHI prior to the combination and the actual net proceeds received for the issue of Boart Longyear Limited shares is included within other equity amounts on the balance sheet.

No shares were issued by RSHI during the comparative period between 1 January 2007 and the date of acquisition by Boart Longyear Limited.

11. RESERVES

The reserve balances as at 30 June 2008 and 31 December 2007 are as follows:

	Consolidated	
	30 June 2008 US$'000	31 December 2007 US$'000
Foreign currency translation	51,755	30,216
Equity-settled employee benefits	1,071	368
Unrealised losses related to hedging instruments	(7,546)	(8,050)
	45,280	22,534

12. OTHER EQUITY

During the half-year ended 30 June 2008 and 30 June 2007, the changes in other equity consisted of:

	Consolidated	
	30 June 2008 US$'000	30 June 2007 US$'000
Balance at 1 January	(141,539)	(991,546)
Cancellation of shares	-	7,743
Proceeds from issuance of shares	-	2,253,201
IPO transaction costs capitalised (net of tax)	-	(52,059)
Payment to redeemable note holders	-	(1,360,578)
Balance at 30 June	(141,539)	(143,239)

13. ACCUMULATED LOSSES

During the half-year ended 30 June 2008 and 30 June 2007, the changes in accumulated losses consisted of:

	Consolidated	
	30 June 2008 US$'000	30 June 2007 US$'000
Balance at beginning of period	(141,028)	(245,948)
Profit for the period attributable to equity holders of the parent	111,740	17,350
Dividends paid	(22,543)	-
Actuarial gains (losses) on defined benefit pension plans (net of tax)	(3,215)	5,825
Balance at end of period	(55,046)	(222,773)

14. ACQUISITION OF OPERATIONS

During the half-year ended 30 June 2008 the Group acquired the following entities:

On 25 February 2008, the Group acquired Britton Bros Diamond Drilling ("Britton Bros") which has operations in Canada and Mexico. The Canadian operations were acquired as a purchase of substantially all of the Canadian assets and the Mexican operations involved the purchase of the shares of two Mexican entities. Britton Bros, with a total of 30 drill rigs, is an industry leader in surface and underground mineral drilling located in Canada and Mexico. The goodwill arising on the acquisition of Britton Brothers is attributable to the capacity it provides the Group to expand both its mineral and energy footprints in North and Latin America. Accounting for this acquisition has been determined provisionally at 30 June 2008.

On 5 May 2008, the Group acquired 100% of the issued share capital of Aqua Drilling and Grouting Pty Ltd ("Aqua"). Aqua is located in Melbourne and specializes in environmental drilling, geotechnical drilling, water drilling and related services. The goodwill arising on the acquisition of Aqua Drilling and Grouting Pty Ltd is attributable to its ability to complement the Group's growing Environmental & Infrastructure Drilling Services footprint and add an additional 11 rigs to the Boart Longyear fleet. Accounting for this acquisition has been determined provisionally at 30 June 2008.

Both of these acquisitions were accounted for as purchase transactions, and the consolidated profit and loss amounts include the operations of the acquisitions from the date of acquisition through 30 June 2008.

The revenue contributed by these acquisitions in the period between the dates of acquisition and the reporting date were approximately $3.4 million. Had the acquisitions been completed on 1 January 2008, total consolidated revenue for the period would have been $994.5 million, and consolidated profit for the period would have been $114.2 million.

The net assets acquired in these business combinations, and the goodwill arising, are as follows:

	Acquiree's carrying amount before business combination US$'000	Fair value adjustments US$'000	Fair value US$'000
Net assets acquired			
Cash and cash equivalents	11	-	11
Trade and other receivables	7,125	-	7,125
Other assets	523	-	523
Intangible assets	-	-	-
Property, plant and equipment	4,502	6,107	10,609
Trade and other payables	(5,039)	-	(5,039)
Deferred tax assets	34	-	34
	7,156	6,107	13,263
Goodwill arising on the acquisition			33,902
Total consideration			47,165
Net cash outflow arising on acquisition:			
Total consideration			(47,165)
Deferred consideration			1,707
Cash and cash equivalents acquired			11
			(45,447)

On 31 December 2007, the Group acquired Patagonia Drilling, which was accounted for provisionally at 31 December 2007. During the half-year period ended 30 June 2008, additional goodwill of approximately $4 million was recorded related to Patagonia Drilling purchase price adjustments and the finalisation of the closing balance sheet. In addition, net cash received related to Patagonia Drilling during the period was $315,000.

14. ACQUISITION OF OPERATIONS (CONTINUED)

During the half-year ended 30 June 2007 the Group acquired the following entities:

On 10 January 2007, the Group acquired certain assets of KWL Drillrig Engineering Pty Limited ("KWL"). KWL is located in Australia and its principal activity is designing and manufacturing reverse circulation rigs for use in the mining industry. The goodwill arising on the acquisition of KWL is attributable to the capability it provides the Group to manufacture reverse circulation rigs and allow the Group to expand the capacity of the reverse circulation operations in Western Australia.

On 23 January 2007, the Group acquired 100% of issued share capital of Grimwood Davies Pty Limited. Grimwood Davies Pty Limited's principal activity is providing reverse circulation exploration drilling services, primarily in Western Australia. The goodwill arising on the acquisition of Grimwood Davies Pty Limited is attributable to the position it occupies as a significant reverse circulation driller in Western Australia, which provides the Group with a tremendous opportunity to expand these services with other key accounts of the Group, building on the Group's already significant reverse circulation drilling services presence in Western Australia.

On 31 January 2007, the Group acquired 100% of the issued share capital of Connors S.A. ("Connors Chile") and Connors Argentina S.A. ("Connors Argentina"). Connors Chile is a mineral exploration drilling service provider in Chile operating with 25 rigs in both the underground and surface markets. Connors Argentina is a mineral exploration drilling service provider in the Argentine market operating with 9 rigs. The goodwill arising on the acquisition of Connors Chile is attributable to the entry it provides the Group's operation in Chile into Connors Chile. The goodwill arising on the acquisition of Connors Argentina is attributable to the entry it provides Boart Longyear into the Argentine surface exploration market, and is an excellent opportunity for the Group to expand these services and further penetrate the Argentine exploration market.

The net assets acquired in these business combinations, and the goodwill arising, are as follows:

	Acquiree's carrying amount before business combination US$'000	Fair value adjustments US$'000	Fair value US$'000
Net assets acquired			
Cash and cash equivalents	4,147	-	4,147
Trade and other receivables	8,131	-	8,131
Inventories	4,713	-	4,713
Other assets	1,466	-	1,466
Intangible assets	-	10,460	10,460
Property, plant and equipment	11,950	4,882	16,832
Trade and other payables	(8,100)	-	(8,100)
Deferred tax liabilities	(520)	(3,976)	(4,496)
Finance lease	(2,930)	-	(2,930)
	18,857	11,366	30,223
Goodwill arising on the acquisition			**53,073**
Total consideration			83,296
Net cash outflow arising on acquisition:			
Total consideration			(83,296)
Deferred consideration			387
Cash and cash equivalents acquired			4,147
			(78,762)

14. ACQUISITION OF OPERATIONS (CONTINUED)

The revenue contributed by these acquisitions in the period between the dates of acquisition and the reporting date were approximately $4.4 million. Had the acquisitions been completed on 1 January 2007, total consolidated revenue for the period would have been $753.3 million, and consolidated profit for the period would have been $17.6 million.

On 6 December 2006, the Group acquired Prosonic Corporation, which was accounted for provisionally at 31 December 2006. During the interim period ended 30 June 2007, the final purchase price payment for Prosonic Corporation of $38.4 million was made.

15. DISPOSAL OF OPERATIONS

On 17 March 2008, the Group announced the sale of the Mining Capital Equipment ("MCE") division in South Africa for $16,200,000. The disposal is consistent with the Group's long-term policy to focus its activities on higher-return, core business opportunities. The MCE South Africa division was not considered a core business and earned lower returns than the core business lines.

The MCE South Africa net assets disposed of are as follows:

Net assets disposed:	**US$'000**
Assets	13,060
Liabilities	(6,095)
Net assets disposed	6,965
Disposal costs	597
Gain on disposal	9,409
Total proceeds	16,971
Net cash disposed and cash used for disposal costs	(596)
Net cash inflow from disposal of subsidiaries	16,375

16. SHARE-BASED COMPENSATION

During the half-year ended 30 June 2008, there were several grants of performance rights made under the Long-Term Incentive Plan ("LTIP"). The share-based expense related to these grants recorded during the period was $363,000.

The following table shows the details of the grants made during the period:

Series	Number	Grant Date	Vesting Date	Fair Value at Grant Date
(1) Issued 11 April 2008	3,766,310	11-Apr-08	11-Apr-11	1.77
(2) Issued 25 June 2008	354,250	25-Jun-08	11-Apr-11	2.10

The fair value of the rights was determined using the Black-Scholes-Merton pricing model using the following inputs:

Inputs into the model	Series 1	Series 2
Grant date share price	1.77	2.10
Expected volatility	49.62%	50.34%
Life of rights	36 months	34 months
Dividend yield	0.00%	0.00%
Risk-free interest rate	5.43%	5.67%

Notes to the Condensed Consolidated Financial Statements

17. CONTINGENCIES

Legal claims

The Group is subject to certain routine legal proceedings that arise in the normal course of its business. The Group believes that the ultimate amount of liability, if any, for any pending claims of any type (either alone or combined), including the legal proceedings described above, will not materially affect the Group's operations, liquidity, or financial position taken as a whole. However, the ultimate outcome of any litigation is uncertain, and unfavourable outcomes *could have a material adverse impact.*

18. SUBSEQUENT EVENTS

On 1 July 2008, the Group entered into an agreement to acquire Westrod Engineering Unit Trust, a Western Australia-based manufacturer of reverse circulation rods, subs and swivels for minerals drilling. As the acquisition was recently completed, the necessary market valuations and other calculations have not been finalised and therefore the fair values of the assets acquired (including identifiable assets), liabilities, contingent liabilities assumed and goodwill arising as part of the business combination have not yet been determined.



Boart Longyear Limited
ABN 49 123 052 728

ASX Announcement/Media Release

26 August 2008

STRONG FIRST HALF GROWTH IN REVENUE AND EARNINGS, UPGRADE IN GUIDANCE FOR THE FULL YEAR

Highlights:

Strong financial performance

- Revenue US$985 million, up 36.0%[1]
- EBITDA US$223 million, up 57.5%[1]
- Net profit US$112 million, EPS 7.4 cents
- Strong balance sheet, leverage reduced to 1.7 times EBITDA
- Interim dividend of 2.3 cents declared

Investment for growth

- Two acquisitions in first half; plus Westrod Engineering acquired 1 July 2008
- 88 net drill rigs added to the fleet, 42 from acquisitions
- Products division production and backlog strong; extensive new product pipeline

Positive outlook

- Guidance for revenue growth for the year upgraded to 25%, EBITDA margin for the year to be sustained at 22%

Boart Longyear Limited today confirmed strong revenue and earnings growth and upgraded its guidance for the full year.

Commenting on the results, Boart Longyear's CEO-designate, President and Chief Operating Officer Craig Kipp said that "Boart Longyear's 2008 first half results reflect continued strong growth from both our Drilling Services and Products divisions due to ongoing high demand, particularly in mineral exploration. Boart Longyear has seen little impact on demand despite uncertainties in global financial markets. Rig orders, a leading indicator of the state of our market, were 40% higher in the first half than at the same time last year. We have managed the increasing cost pressures from steel, oil and labour effectively. We expect demand to continue to be strong in the second half, and we are well positioned to meet market requirements. While we see some regional differences, in total, around the globe, we are not seeing any downturn in demand for our products or services in the minerals industry."

Mr. Kipp further stated that "We have increased our Drilling Services fleet to 1,194 rigs. In doing this we have spent considerable effort again this year in ensuring that our rigs are placed in geographies where we can maximise returns. Furthermore, the substantial investments we have made in education, training and safety are having a positive effect on productivity and on the retention rates for our drillers. Our good safety performance has also further improved over the half year."

Mr Kipp commented that the Products division had again achieved strong revenue and profit growth due to the introduction of new and better products, as well as the success achieved in bringing factory lead times down following Boart Longyear's investment in capacity in 2007. Continuing the shift from a fixed to variable cost base is a key focus area, and further

---

1. Comparisons of underlying financial results over prior period are from continuing operations, and exclude the financial results of the mining capital equipment businesses divested in 2007 and 2008 as well as the gain on sale of the South African mining capital equipment business divested in H12008.

outsourcing of production has also been achieved. "Improvement in factory efficiencies has allowed us to turn our focus to maximising growth from our varied sales distribution channels and supplier relationships through effective supply chain management." Mr Kipp said.

FINANCIAL OVERVIEW

	Statutory results			2008 Statutory vs 2007 proforma		
US$M	H12007 Actual	H12008 Actual	Year on year Growth	H12007 Proforma	H12008 Actual	Year on year Growth
Revenue	750	985	31.4%	753	985	30.8%
EBITDA	140	223	59.9%	156	223	43.3%
EBITDA Margin	*18.6%*	*22.7%*		*20.7%*	*22.7%*	
NPAT	17	112	545.0%	72	112	55.9%
EPS (cents)	1.2	7.4	516.7%	4.8	7.4	54.2%

H12007 includes US$30.2million of revenue and US$4.4million of EBITDA in respect of MCE businesses sold in H12007 and H12008. H12008 includes US$6.3million of revenue and US$0.8million of EBITDA in respect of MCE South Africa sold in H12008. H12008 also includes US$9.4million of EBITDA in respect of gain from the sale of MCE South Africa.

Revenue and earnings for the half year were significantly higher than the results reported in the first half of 2007, driven by strong demand across all regions.

Total revenue for the half year was US$985 million, an increase of 36.0%[1] on a year-over-year basis after considering the divestitures of the Australian and South African mining capital businesses in 2007 and earlier this year. Of the US$235 million increase, US$63 million (8.4%) was due to foreign currency translation arising from the ongoing weakness of the US dollar.

Total EBITDA for the half year was US$223 million, reflecting an increase of 59.9% compared over the first half of 2007 and 57.5%[1] on a like for like basis after allowing for the impact of the divestments. Of the US$83 million increase, US$13 million (9.6%) was due to foreign currency translation.

Improved gross margins and leverage of the overhead cost base led to the 22.7% EBITDA margin, which was 410 basis points above the first half of 2007. Removing the operating profit and gain on sale related to the South African mining capital equipment business (US$10 million in total) resulted in an underlying EBITDA margin of 21.8%.

Net profit after tax for the half year was US$112 million, an increase of US$95 million over the first half of 2007. This improvement reflects strong growth across the business and lower post-IPO finance costs. Net finance costs were US$18 million, a decrease of US$63 million compared to the first half of last year. The group's expected effective tax rate remains 32%.

Half year net cash flows from operations of US$45 million compare favourably with net cash flows of US$36 million for the first half of 2007. Working capital management continues to be an area of focus. In spite of cash-intensive revenue growth, the net working capital to revenue ratio of 21% was maintained, the same as 2007 mid-year. Capital expenditure for the half year was US$75 million, up US$13 million due to the increased investment in new rigs by Drilling Services.

Statutory earnings per share were 7.4 US cents, up from 1.2 cents in the first half of 2007. An interim dividend of 2.3 US cents per share has been declared, representing 31 percent of net profit after tax for the first half of the year. The dividend will be franked to 35 percent and paid on 16 October 2008.

---

1. Comparisons of underlying financial results over prior period are from continuing operations, and exclude the financial results of the mining capital equipment businesses divested in 2007 and 2008 as well as the gain on sale of the South African mining capital equipment business divested in H12008.



OUTLOOK

The Company stated that its strong first half and continued demand for its products and services should support 25% annual revenue growth for the full year, assuming no significant change in exchange rates through the end of the year. The Company also expects on a group wide basis to sustain an EBITDA margin of 22% for the 2008 year.

The Company remains focused on its core exploration Drilling and Products businesses. Capital expenditure in 2008 is estimated to be US$160 million, the majority of which will be for the purchase of new rigs. Approximately 80 net rigs are expected to be added to the fleet through the year, in addition to rigs which are acquired through the acquisition of drilling services businesses. Boart Longyear is actively pursuing several acquisition targets core to its business, a number of which are well progressed.

Investor enquiries:
Alison Henriksen, VP Investor Relations
Boart Longyear Limited
+61 2 9238 1902
ir@boartlongyear.com

Media enquiries:
Ian Brown
Channel Financial Communication
+61 2 9221 0008
ibrown@channel.net.au



BOART LONGYEAR



2008

HALF YEAR RESULTS

30 June 2008

Boart Longyear Limited ACN 123052 728

Important notice and disclaimer

This presentation has been prepared by Boart Longyear Limited (the "Company"). It contains general background information about the Company's activities current as at the date of the presentation. It is information given in summary form and does not purport to be complete. The distribution of this presentation in jurisdictions outside Australia may be restricted by law and you should observe any such restrictions.

This presentation is not (and nothing in it should be construed as) an offer, invitation, solicitation or recommendation with respect to the subscription for, purchase or sale of any security in any jurisdiction, and neither this document nor anything in it shall form the basis of any contract or commitment. The presentation is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. All investors should consider such factors in consultation with a professional advisor of their choosing, when deciding if an investment is appropriate.

The Company has prepared this presentation based on information available to it, including information derived from publicly available sources that have not been independently verified. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness, correctness or reliability of the information, opinions and conclusions expressed.

Any statements or assumptions in this presentation as to future matters may prove to be incorrect and differences may be material. *This presentation should not be relied upon as a recommendation or forecast by the Company. To the maximum extent permitted* by law, none of the Company, its directors, employees or agents, nor any other person accepts any liability, including, without limitation, any liability arising from fault or negligence on the part of any of them or any other person, for any loss arising from the use of this presentation or its contents or otherwise arising in connection with it.

Due care and attention should be undertaken when considering and analysing the financial performance of the Company. All references to dollars are to United States currency unless otherwise stated.

BOART LONGYEAR

Agenda

- H12008 Highlights
- Operations Overview
- Financial Analysis
- Strategy & Outlook
- Q&A

BOART LONGYEAR

H12008 Highlights

We delivered . . . .

- Revenue $985M, EBITDA $223M, NPAT $112M
- 36.0% underlying revenue growth across the group
- 57.5% underlying EBITDA growth
- Strong balance sheet, leverage down to 1.7 times EBITDA
- Interim dividend 2.3 cents declared
- 88 net rig additions to our fleet with high utilisation
- New products now 9% of Products Division's revenue
- 2 strategic acquisitions plus Westrod Engineering closed 1 July 2008

There are challenges . . . .

- Ongoing tight labour in key markets – Australia, Canada, USA, Chile
- Inflationary pressures on supply chain
- Environmental drilling demand in USA


BOART LONGYEAR

Demand remains strong, with some challenges



Chinese consumption remains key



2008 Copper demand growth forecast
World demand growth: 4.2%
Percentage growth
6.0
5.0
4.0
3.0
2.0
1.0
0.0
-1.0
China
■ China ■ Rest of Asia ■ USA ■ Rest of World

Source: GSJBW, CRU International

Metal prices support growth



Copper & Gold prices 2007 - 08
Gold Spot Price (US$/oz)
1000
900
800
700
600
Copper Spot Price (US$/tn)
9000
8500
8000
7500
7000
6500
6000
Jul-2007
Sep-2007
Dec-2007
Feb-2008
May-2008
Jul-2008
Gold (US$/oz)
Copper (US$/tn)

Source: GSJBW

Rising steel prices



HRC steel US prices
Maximum Price (US$/tonne)
1300
1200
1100
1000
900
800
700
600
500
Jul 07
Oct 07
Jan 08
Apr 08
HRC Steel N.America domestic FOB US Midwest mill (US$)
Source: Steel Business Briefing
Mining costs up
(USc/lb)
Copper mines: cash operating costs (USc/lb)
300
250
200
150
100
50
0
-50
0
2000
4000
6000
8000
10000
12000
14000
Cumulative Production ('000t Copper)
2007
2003
Source: GSJBW, www.minecost.com

BOART LONGYEAR



BOART LONGYEAR



OPERATIONS OVERVIEW

Craig Kipp

President & COO

Drilling Services
41.3% YOY revenue growth, 43.3% YOY EBITDA growth

Geographic diversification


Canada
+50%
Europe
+69%
USA
+12%
Asia Pacific
+37%
Latin America
+93%
Africa
+74%
YOY Statutory revenue growth

Source: management

Delivering on the strategy

- Focus on developing markets: Latin America, Africa
- Strong alignment with the Majors
- Rig fleet grown to 1,194[1]

Supply side challenges

- Certain labour markets continue to be tight
- Labour and other cost inflation
- Watching Juniors' exploration spend

Mitigating actions being taken

- Ongoing KAM focus on Majors
- Continued investment in hiring, training and retention
- Leveraging global purchasing

1. H12008 net rig additions includes 42 rigs purchased through the acquisitions of Britton Bros. and Aqua Drilling, and 57 new rigs purchased through capex. 24 rigs were retired and replaced, and further 11 rigs retired by E&I. Source: management

BOART LONGYEAR

Products

26.7% YOY revenue growth, 81.7% YOY EBITDA growth[1]

Record demand, high backlog



2007/08 Rig production output and backlog
Production & Backlog Index (Jun 2007=1)
1.50
1.40
1.30
1.20
1.10
1.00
Leading Indicator
Jun-07
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun-08
Backlog
Production

1. *Underlying revenue growth of Products of 26.7% excludes revenue of MCE businesses US$30.2 million in H12007 and US$6.3 million in H12008, as the businesses were sold in H22007 and H12008. Underlying EBITDA growth of Products of 81.7% excludes EBITDA of MCE businesses US$4.4 million in H12007 and $0.8 million in H12008.*

Delivering on the strategy

- 5.5% price increases achieved
- New products increased to 9% of division's revenue
- Better management of sales distribution channels
- Sufficient capacity to meet strong demand

Challenges from cost inflation

- Record increases in steel prices; cost increases in H2

Mitigating actions being taken

- Global price increase effective 1 September
- Continuing shift from fixed to variable costs
- Consolidation of footprint

BOART LONGYEAR

Improvements in Operations continue


1
2
3
4
5
6
7
8
9

Current manufacturing sites: ■

1. Salt Lake City, USA
2. Mississauga, Canada
3. North Bay, Canada
4. Eiterfeld, Germany
5. Wroclaw, Poland
6. Roodepoort, South Africa
7. Perth, Australia
8. Wuxi, China
9. Adelaide, Australia

R&D Centres of Expertise: ●

Coring consumables – Mississauga, Wuxi
Coring/RC rig – Adelaide, Perth, North Bay
RC Tools - Perth
Percussive – Wuxi, Mississauga, Roodeport
Sonic/Delta Base – Eiterfeld, Wroclaw, Salt Lake City
Diamond Products – Salt Lake City

Manufacturing

- Diamond bit production consolidated in SLC
- Increase RC consumables (Westrod) capacity Q4
- World class facility planned for Perth in H22009
- Plans to expand Wuxi footprint

Engineering and R&D

- Global R&D Centres of Expertise
- R&D headcount up 50% . . . . more planned
- Extensive new product pipeline

New Perth Facility



Image of new facility Perth facility, to be opened in 2009

BOART LONGYEAR



BOART LONGYEAR



FINANCIAL ANALYSIS

Don Newman

Interim CFO

Group overview

Underlying Revenue growth +36.0%, EBITDA growth +57.5%[6]

YOY Statutory financials

US$m	H12007 Actual	H12008 Actual	
Revenue	750[1]	985	2
COGS	478	606	
Gross Margin	272[3]	379	3
Gross Margin	*36.3%*	*38.5%*	
EBITDA	140[1]	223	2, 4
EBITDA Margin	*18.6%*	*22.7%*	
EBIT	110	182	
NPAT	17	112	
EPS (cents)	1.2	7.4	

H12008 vs H12007 Pro forma

H12007 Proforma[5]	H12008 Actual	
753[1]	985	2
473	606	
280[3]	379	3
37.2%	*38.5%*	
156[1]	223	2, 4
20.7%	*22.7%*	
126	182	
72	112	
4.8	7.4	

1.H12007 includes US$30.2million of revenue and US$4.4million of EBITDA in respect of MCE businesses sold in H12007 and H12008.
2.H12008 includes US$6.3million of revenue and US$0.8million of EBITDA in respect of MCE South Africa sold in H12008
3. Gross margin is presented on a cash basis, before accounting for depreciation
4. H12008 includes US$9.4million of EBITDA in respect of gain from the sale of MCE South Africa.
5. H12007 Pro forma results were actual results adjusted for IPO and other non-recurring items to reflect the ongoing performance of the Group
6. Underlying revenue and EBITDA growth has been calculated by excluding the revenue and EBITDA associated with the MCE businesses sold in each of H12007 and H12008 and gain on sale of MCE South Africa recognised in H12008.


BOART LONGYEAR

H12008 – Statutory results

Year on year performance

US$m	H12007 Actual	H12008 Actual
Revenue	750 [1]	985 [2]
COGS	478	606
Gross Margin	272	379
Gross Margin	*36.3%*	*38.5%*
Other Expenses	132	156
S,G&A	144	167
Other income	-	(11)
FX Gain	(12)	-
EBITDA	140 [1]	223 [2,3]
EBITDA Margin	*18.6%*	*22.7%*
Dep. & Amort.	30	40
EBIT	110	183
Net Finance Costs	81	18
Tax Expense	12	53
NPAT	17	112

Strong underlying growth

- Leveraging margin improvement and overhead cost base
- Positive impact of FX translation: Revenue $63 M, EBITDA $13 M
- MCE divestments included in statutory results
- Different financing structures
- Effective tax rate of 32% maintained

1.H12007 includes US$30.2million of revenue and US$4.4million of EBITDA in respect of MCE businesses sold in 2007 and 2008.
2.H12008 includes US$6.3million of revenue and US$0.8million of EBITDA in respect of MCE South Africa, sold in H12008.
3. H12008 includes US$9.4million of EBITDA in respect of gain from the sale MCE South Africa.

BOART LONGYEAR

Drilling Services

YOY Statutory results

US$m	H12007 Actual	H12008 Actual
Revenue	460	649
EBITDA	109	157
EBITDA margin	*23.8%*	*24.1%*
EBIT	87	128

H12008 vs H12007 Pro forma

US$m	H12007 Proforma	H12008 Actual
Revenue	463	649
EBITDA	121	157
EBITDA margin	*26.2%*	*24.1%*
EBIT	99	128

- YOY price increases of approximately 10%
- 16.2% YOY EBITDA growth from new rigs
- Labour and other cost inflation recovered in price
- EBITDA margin impacted by US non-mining services, acquisition integration costs

Statutory EBITDA Bridge


109
5
37
8
9
9
11
9
157
YOY Growth 43.3%

H12007 EBITDA
Acquisitions
Price/efficiency gains
H22007 new rigs
H12008 new rigs
FX gains
Labour inflation
Operating expenses
H12008 EBITDA

BOART LONGYEAR

Products

YOY Statutory results

US$m	H12007 Actual	H12008 Actual
Revenue	290	336
EBITDA	52	88 [1]
EBITDA margin	*18.0%*	*26.1%*
EBIT	47	79

H12008 vs H12007 Pro forma

	H12007 Proforma	H12008 Actual
Revenue	290	336
EBITDA	56	88 [1]
EBITDA margin	*19.2%*	*26.1%*
EBIT	50	79

1. H12008 EBITDA excludes US$9.4million from gain on sale of MCE South Africa, a business sold in 2008.

- Volume and price increases continued
- Favourable manufacturing efficiencies
- Material input costs well controlled
- Underlying EBITDA margin 26.4%

Statutory EBITDA Bridge



52
12
14
5
14
5
4
88
YOY Growth 68.1%
H12007 EBITDA
Volume
Price
FX gain
Efficiency & sourcing savings
Cost inflation
MCE divestment
H12008 EBITDA



BOART LONGYEAR



H12008 Statutory cash flows

Strong operating cash flows

US$m	H12007 Actual	H12008 Actual
EBITDA	140	223
Net Working Capital [1]	(60)	(118)
Maintenance Capex [2]	(19)	(21)
Net interest	(14) [3]	(17)
Taxes	(30)	(43)
Operating cash flows [4]	17	24
Growth Capex [2]	(43)	(54)
Operating cash flows after growth capex	(26)	(30)

1. *Net Working Capital includes movements in accounts receivables, payables, inventory, other current assets and liabilities, and other non-cash adjustments.*
2. *Capex (growth and maintenance) is presented above on an accruals basis. Maintenance capex includes spend in relation to replacement and restructuring of assets only.*
3. *Net interest in H12007 reflects only interest incurred post IPO in April 2007. Pre IPO interest was reflected in the statutory cash flow statement as a financing activity.*
4. *Operating cash flows shown above differs to the Net Cash flow from Operating Activities shown in the cash flow statement of the statutory accounts by the amount of maintenance capex, which is reflected in the cash flows from investing activities in the statutory format.*

- Half year cash flows reflect growth
- NWC/Revenue 21%, consistent with mid-year 2007
- Greater investment in Drilling Services than H12007

Higher capex in H12008 to support growth



Drilling Services
68
45
Products
5
11
Corporate
2
6
H12008
H12007
0
20
40
60
80
US$(m)

Total Capital expenditure (growth & maintenance) is presented above on an accruals basis

BOART LONGYEAR

Capital structure and dividends

A strong balance sheet

- Total equity US$328 million
- US$650 million term debt facility – fully drawn, first tranche matures in 20 months
- US$200 million revolver – US$132 million available
- US$378 million notional floating to fixed interest rate swapped, further US$100 million swapped in July
- Current average floating interest rate exposure – libor + 57 basis points
- H12008 interest cover - 11.5 times EBITDA
- H12008 leverage ratio – 1.7 times EBITDA

Interim dividend declared

- Interim dividend US 2.3 cents per share declared
- Represents 31% of H1 NPAT, franking credits of 35%
- Record date 20 September 2008, payment date 16 October 2008
- Dividends to be paid in AUD for Australian residents and USD for all foreign investors

BOART LONGYEAR


BOART
LONGYEAR



STRATEGY AND OUTLOOK

Craig Kipp

President & COO

Consistent focus on our Core Businesses

Technology and Safety Leadership

Supply Chain


REPEATABLE
FORMULA

Drilling Experts

Geographic Expansion

BOART LONGYEAR

Acquisitions

Focus on strategic, value accretive transactions



- 2 acquisitions in H12008 plus Westrod Engineering
- Attractive pipeline
  - 15+ opportunities
  - Vary in size
  - 3 to 4 transactions a year possible
- **Drilling Services** focused on geographic expansion and alignment with Majors
  - Latin America
  - North America
  - Asia Pacific
- **Products** leveraging sales coverage
  - KWL rigs: taking 2007 acquisition to market globally
  - Entry into RC consumables

Targeting key markets


Britton
(Canada)
Britton
(Mexico)
• Westrod
Engineering
(Western Australia)
• Aqua Drilling
(Victoria)

Acquistions made in six months to 30 June 2008 and Westrod Engineering acquired in July 2008

Summary and Outlook

- Strong backlog and high utilisation supports 25% annual revenue growth in 2008
  - Expect 20 to 25% annual growth in second half [1]
- Company wide EBITDA margin of 22% sustainable in 2008
- Supply chain pressures may increase: tight labour, high steel and fuel prices
- More uncertainties surround macroeconomics . . . . Have seen no adverse change in demand
- Drilling Services
  - On track to add net 80 new rigs during 2008 [2]
  - Labour capacity constraints and cost inflation will continue to be a challenge
- Products
  - Backlog at record level . . . . with increased capacity, response times improved
  - Exciting new products pipeline . . . . Ensuring technology leadership
- Acquisitions to continue – 3 to 4 a year possible

1. *Second half revenue growth of 20 to 25% assumes no significant change in exchange rates through the end of the year.*
2. *Estimate of new rig purchases in 2008 net of rigs retired and replaced; excludes rigs that have been and may be acquired through the acquisition of drilling services businesses*

BOART LONGYEAR



BOART LONGYEAR





Paul Brunner
CEO

Craig Kipp
President & COO

Don Newman
Interim CFO

QUESTIONS & ANSWERS



BOART LONGYEAR



APPENDICES

Basis of preparation

- Financial information has been prepared in accordance with A-IFRS
- H12007 Pro forma financial figures reflect normalisation adjustments for:
  - Full period impact of acquisitions and business initiatives
  - Significant items not reflective of the business going forward (e.g. capital structure, IPO costs)
- All financial figures are reported in US$
- Earning per share computations reflect the weighted average number of ordinary shares issued as at 30 June 2007 (1,485,250,000) and 30 June 2008 (1,502,862,459)


BOART LONGYEAR

Underlying Revenue and EBITDA

	Group Results		
US$m	H12007	H12008	Underlying Growth
Reported Statutory Revenue	750	985	
MCE divestments' revenue	(30)	(6)	
Underlying Revenue	**720**	**979**	**36.0%**
Reported Statutory EBITDA	140	223	
MCE divestments' EBITDA	(5)	(1)	
Gain from sale of MCE South Africa	-	(9)	
Underlying EBITDA	**135**	**213**	**57.5%**
Underlying EBITDA margin	*18.8%*	*21.8%*	

Revenue and profits associated with the Australian and South African mining capital equipment businesses sold in 2007 and 2008 have been excluded from the statutory results in H12007 and H12008 to illustrate the underlying results and growth of the Group.

BOART LONGYEAR

Half year income statement

Extract from the Boart Longyear Ltd Half Year Financial Report
Six months ended 30 June 2008

	Note	Consolidated Half-year ended 30 June 2008 US$'000	Consolidated Half-year ended 30 June 2007 US$'000
Continuing operations			
Revenue		985,216	749,985
Cost of goods sold		(643,004)	(504,144)
Gross margin		342,212	245,841
Other Income	3	11,769	13,713
General and administrative expenses		(82,657)	(73,412)
Selling and marketing expenses		(86,276)	(72,782)
Other expenses	4	(2,285)	(2,902)
Operating profit		182,763	110,458
Interest income		969	2,247
Finance costs	5	(19,408)	(83,264)
Profit before taxation		164,324	29,441
Income tax expense	6	(52,584)	(12,091)
Profit for the period		111,740	17,350
Earnings per share:			
Basic earnings per share		7.44 cents	1.17 cents
Diluted earnings per share		7.43 cents	1.17 cents

BOART LONGYEAR

Half year balance sheet

Extract from the Boart Longyear Ltd Half Year Financial Report
Six months ended 30 June 2008

	Note	Consolidated 30 June 2008 US$'000	Consolidated 31 December 2007 US$'000
Current assets			
Cash and cash equivalents		48,973	87,548
Trade and other receivables		323,384	243,212
Inventories		211,326	176,265
Other financial assets		93	604
Current tax receivable		4,569	9,918
Prepaid expenses		52,146	32,975
		640,491	550,522
Assets classified as held for sale	8	2,925	16,067
Total current assets		643,416	566,589
Non-current assets			
Property, plant and equipment		411,441	358,360
Goodwill	14	258,699	206,186
Other intangible assets		32,668	29,478
Deferred tax assets		34,612	31,391
Other financial assets		943	-
Other assets		-	544
Defined benefit plan asset		16,590	19,797
Total non-current assets		754,953	645,756
Total assets		1,398,369	1,212,345
Current liabilities			
Trade and other payables		255,360	244,685
Provisions	9	21,348	14,318
Current tax payable		37,055	25,323
Loans and borrowings		5,275	6,543
		319,038	290,869
Liabilities directly associated with non-current assets classified as held for sale		-	8,370
Total current liabilities		319,038	299,239
Non-current liabilities			
Trade and other payables		100	200
Loans and borrowings		708,149	650,170
Other financial liabilities		12,208	12,985
Deferred tax liabilities		7,620	7,632
Provisions	9	22,886	22,479
Total non-current liabilities		750,963	693,466
Total liabilities		1,070,001	992,705
Net assets		328,368	219,640
Equity			
Issued capital	10	479,673	479,673
Reserves	11	45,280	22,534
Other equity	12	(141,539)	(141,539)
Accumulated losses	13	(55,046)	(141,028)
Total equity		328,368	219,640

BOART LONGYEAR


BOART
LONGYEAR



INVESTOR RELATIONS

Telephone: +61 2 9238 1902 Email: ir@boartlongyear.com
Web: http://www.boartlongyear.com/web/guest/investors


END